SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 9, 2004

                           Commission File No. 1-14110

                               __________________

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)
                               __________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 6, 2004 announcing Alcan's acquisition of the remaining 65% stake in Aluminium Dunkerque, and a press release dated January 9, 2004 announcing the results of Alcan Inc.'s offer for the Pechiney securities.



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Press Release

FOR IMMEDIATE RELEASE

ALCAN ACQUIRES ENTIRE INTEREST IN ALUMINIUM DUNKERQUE

Montreal, Canada - January 6, 2004 - On December 30, 2003, Alcan Inc. (NYSE,
TSE: AL) acquired the remaining 65% stake in the Aluminium Dunkerque smelter, located in Dunkerque, France, from the smelter's financial partners. This follows the agreement to acquire announced on July 9, 2003 by Pechiney, owner of 35% of the Aluminium Dunkerque smelter and now an Alcan subsidiary.

The acquisition, including all of the shares and subordinated loans owned by the financial partners, was made for 248 million euros. The transaction also resulted in the consolidation by Alcan of an additional EUR 112 million of debt on December 30, 2003.

Aluminium Dunkerque's annual production capacity is 250,000 tonnes. "This acquisition adds an excellent primary aluminium asset to Alcan's global capacity," said Travis Engen, President and CEO of Alcan.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, today's Alcan is even better positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 88,000 people and has operating facilities in 63 countries.

                                     - 30 -

Investor contact:                               Media contacts, Paris:
Corey Copeland                                  Chrystele Ivins
Tel: +1 514 848 8368                            Tel: + 33 1 56 28 24 18
corey.copeland@alcan.com                        Chrystele.ivins@pechiney.com


Media contact, Montreal:                        Stephan Giraud
Joseph Singerman                                Tel: + 33 1 56 28 24 19
Tel: +1 514 848 1355                            Stephan.giraud@pechiney.com
Joseph.singerman@alcan.com


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                               [GRAPHIC OMITTED]

                                                          January 9, 2004

                      Final Results of Alcan Inc.'s offer

On January 8, 2004 the French Autorite des marches financiers released the definitive results of the offer launched by Alcan Inc. for the Pechiney securities.

Taking into account Pechiney securities tendered during the re-opened period of the offer, more than 95% of the share capital of Pechiney on a fully diluted basis has been tendered into the offer. Therefore, Alcan will pay the following additional consideration to the Pechiney security-holders who tendered their securities into the offer:

o EUR 1 for each Pechiney share tendered;
o EUR 0.1 for each Pechiney bonus allocation right tendered;
o EUR 0.4 for each Pechiney OCEANE tendered; and
o EUR 0.5 for each Pechiney ADS tendered.

Pechiney is an international group listed on the Paris exchange. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of EUR 11.9 billion in 2002. It employs 34,000 employees.

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Press Contacts:                                 Investor Relations Contact:
Chrystele Ivins: Tel.: 33 1 56 28 24 18         Charles L. Ranunkel: Tel.: 33 1 56 28 25 07
chrystele.ivins@pechiney.com                                         Fax: 33 1 56 28 33 38
Stephan Giraud: Tel.: 33 1 56 28 24 19



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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 9, 2004                   PECHINEY


                                            By:    /s/ OLIVIER MALLET
                                                   ------------------
                                            Name:  Olivier MALLET
                                            Title: Chief Financial Officer


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